June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Application for Withdrawal by Modular Medical, Inc.
of its Registration Statement on Form S-1
File No. 333-237615

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Modular Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-237615), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 8, 2020.

The Company has determined not to pursue the public offering which the Registration Statement relates and to withdraw such Registration Statement because of unfavorable market conditions for the securities covered by the Registration Statement. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Modular Medical, Inc., Attention: Paul DiPerna, 16772 W Bernardo Drive, San Diego, California 92127, with a copy to the Company’s counsel, Gusrae Kaplan Nusbaum PLLC, Attention: Lawrence G. Nusbaum, 120 Wall Street, New York, New York 10005.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Lawrence G. Nusbaum at 212-269-1400 or lnusbaum@gusraekaplan.com.

Sincerely,

Modular Medical, Inc.

/s/ Paul DiPerna
Name: Paul DiPerna
Title: Chairman, Chief Executive Officer,
Chief Financial Officer, Secretary and Treasurer

16772 West Bernardo Drive, Rancho Bernardo, CA 92127 - 858.800.3500 – modular-medical.com